UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

(Commission File No. 001-40408)

Global-E Online Ltd.
(Translation of registrant’s name into English)

Global-E Online Ltd
9 HaPsagot St.,
Petah Tikva 4951041, Israel
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

EXPLANATORY NOTE

This Report on Form 6-K/A (the “Amendment”) is being furnished by Global-E Online Ltd. (the “Company”) to correct an inadvertent typographical error in the Q4 2025 and Full Year Outlook table, under Q4 2025 Adjusted EBITDA in the press release titled “Global-e Reports Third Quarter 2025 Results” (the “Press Release”), that was included as Exhibit 99.1 to the original Form 6-K, dated November 19, 2025 (the “Original 6-K”). The correct guidance for Q4 2025 is $74.3 - $88.7 Adjusted EBITDA instead of $74.3 - $888.7 Adjusted EBITDA. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any disclosures contained in the Original 6-K. A copy of the corrected Press Release is furnished as Exhibit 99.1 herewith.

Other than as indicated below, the information in this Form 6-K/A (including in Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

The U.S. GAAP financial information contained in the (i) consolidated balance sheets, (ii) consolidated statements of operations and (iii) consolidated statement of cash flows included in the press release attached as Exhibit 99.1 to this Report on Form 6-K/A are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-256403).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K/A:

Exhibit	Description
99.1	Press release dated November 19, 2025 titled “Global-e Reports Third Quarter 2025 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Ofer Koren
Name:	Ofer Koren
Title:	Chief Financial Officer

Date: November 19, 2025